UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MPC Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

44915D 10 3 (CUSIP Number)

July 12, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44915D 10 3	13G	Page 2 of 8 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

GTG PC Investments, LLC 52-2321084
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5 Sole Voting Power

0
6 Shared Voting Power

2,691,135 shares
7 Sole Dispositive Power

0
8 Shared Dispositive Power

2,691,135 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,691,135 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)

18.14%
12	Type of Reporting Person (See Instructions)

OO

CUSIP No. 44915D 10 3	13G	Page 3 of 8 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

Alec E. Gores
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

United States citizen

Number of Shares Beneficially Owned by Each Reporting Person with:	5 Sole Voting Power

0
6 Shared Voting Power

2,691,135 shares
7 Sole Dispositive Power

0
8 Shared Dispositive Power

2,691,135 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,691,135 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)

18.14%
12	Type of Reporting Person (See Instructions)

IN

CUSIP No. 44915D 10 3	13G	Page 4 of 8 Pages

Item 1.	(a)	Name of Issuer:

The name of the issuer is MPC Corporation (the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 906 East Karcher Road, Nampa, Idaho, 83687.

Item 2.	(a)	Name of Person Filing:

The names of the filing persons are GTG PC Investments, LLC (“GTG PC Investments”) and Alec E. Gores (“Mr. Gores”).

	(b)	Address of Principal Business Office or, if none, Residence:

GTG PC Investments has its principal business office at 6260 Lookout Road, Boulder, Colorado 80301. The principal business office of Mr. Gores is 10877 Wilshire Blvd., 18th Floor, Los Angeles, CA 90024.

	(c)	Citizenship:

GTG PC Investments was organized under the laws of the state of Delaware. Mr. Gores is a citizen of the United States of America.

	(d)	Title of Class of Securities:

The title of the class of securities is Common Stock.

	(e)	CUSIP Number:

The CUSIP number of the Common Stock is 44915D 10 3.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 44915D 10 3	13G	Page 5 of 8 Pages

Item 4.	Ownership.

(a) Amount beneficially owned: 2,691,135 shares*

(b) Percent of class: 18.14%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,691,135 shares*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,691,135 shares*

* Each Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 2,691,135 shares of Common Stock of the Company, which includes (a) 1,360,611 shares of Common Stock of the Company and (b) warrants to acquire 1,330,524 shares of Common Stock of the Company at an exercise price of $5.50 per share, which constitutes beneficial ownership of 18.14% of the outstanding Common Stock of the Company (including the ability to acquire Common Stock by such Reporting Persons within 60 days pursuant to the exercise of warrants held by GTG PC Investments). The percentages of outstanding Common Stock of the Company reported in this Item 4 are based on the assumption that there are 13,505,018 shares of Common Stock of the Company outstanding.

GTG PC Investments may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 2,691,135 shares of Common Stock.

By virtue of being the managing member GTG PC Investments, Mr. Gores may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 2,691,135 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 44915D 10 3	13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2007

GTG PC INVESTMENTS, LLC, a Delaware limited liability company

By:	/s/ Alec E. Gores
Alec E. Gores
Managing Member

/s/ Alec E. Gores
Alec E. Gores

CUSIP No. 44915D 10 3	13G	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement

CUSIP No. 44915D 10 3	13G	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the beneficial ownership of Common Stock of MPC Corporation, to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

Date: July 12, 2007

GTG PC INVESTMENTS, LLC, a Delaware limited liability company

By:	/s/ Alec E. Gores
Alec E. Gores
Managing Member

/s/ Alec E. Gores
Alec E. Gores